June 22, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams Julie F. Rizzo

Re:	Fiesta Restaurant Group, Inc.
Registration Statement on Form S-4
File No. 333-181050

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, Fiesta Restaurant Group, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 (File No. 333-181050) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission as of or prior to the open of business on June 26, 2012.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIESTA RESTAURANT GROUP, INC.

By:	/s/ Joseph A. Zirkman
Name:	Joseph A. Zirkman
Title:	Vice President, General Counsel and Secretary